
11006841

2010 Annual Report



CVB Financial Corp.



CVB Financial Corp.

Our Profile

In 1973, a group of eight local businessmen began the process of establishing a new bank. The objective was to provide the very finest in banking services through personalized relationship banking. The initial target market was the many small businesses that were in and around the Chino area. This determined group was led by George Borba. On August 9, 1974 Chino Valley Bank officially opened for business.

We are proud of our history. George Borba remains the Chairman of the Board. The vision of our founders still is to become the best business bank, providing the highest quality of customer service. The bank that began with $1.5 million in capital has grown to become the largest financial institution headquartered in the Inland Empire region of southern California, with over $6.4 billion in assets.

Citizens Business Bank delivers the very best in financial products and services to 41 cities through 43 business financial centers and five commercial banking centers.

CVB Financial Corp. is the holding company for Citizens Business Bank, a financial services company serving San Bernardino, Riverside, Orange and Los Angeles Counties and the Central Valley region of California.


CITIZENS BUSINESS BANK

The Vision

Citizens Business Bank will strive to become the dominant financial services company operating throughout the state of California, servicing the comprehensive financial needs of successful small to medium sized businesses and their owners.

The Mission

The mission of Citizens Business Bank is to achieve superior performance and rank in the top ten percent of all financial institutions in the nation in return on equity and return on assets. This will be achieved by delivering the finest in financial products and services through relationship banking commitments with businesses and professionals throughout the state of California. It will be supported by an unqualified commitment to our five core values of financial strength, superior people, customer focus, cost effective operation, and having fun.

Table of Contents

Board of Directors

Our Board of Directors has provided counsel and guidance throughout our thirty-six year history. As independent businessmen with varied backgrounds, our Directors understand the financial and business challenges of our customers. Their collective expertise and oversight have led to sound management practices and consistent and strong credit policies that guide our company through economic cycles.



Listed left to right:
Christopher D. Myers - President & Chief Executive Officer; George Borba - Chairman of the Board; D. Linn Wiley - Vice Chairman of the Board; Ronald O. Kruse - Vice Chairman of the Board; Robert M. Jacoby; San E. Vaccaro; John A. Borba; James C. Seley.

Our Appreciation

The Board of Directors of CVB Financial Corp. and Citizens Business Bank are pleased to report over 135 consecutive quarters of profitability. In addition, we recently announced the payment of our 86th consecutive cash dividend to our shareholders. We know that strong and stable financial performance is important to all of our constituents: shareholders, associates, and customers.

Our success is not without its challenges. Although we saw some signs of economic recovery in 2010 and are more optimistic about 2011, we continue to experience great economic stress in places like Greece and Turkey and civil unrest in places like Egypt and Libya. Whether we like it or not, global volatility impacts our economy and slows our nation's recovery.

Notwithstanding the world around us, Citizens Business Bank continues to offer our customers and shareholders a safe, sound and secure home for their banking and investments. The ongoing guidance and oversight of our Board of Directors, the experience and dedication of our management team, and the service-minded nature of our associates combine to provide assurance and comfort that we can and will continue our trend of success. We remain confident and proud.

Our strategic focus for 2011 is to grow quality loans, enhance our strong relationship deposit base, increase our non-interest income and control our expenses. Accomplishing these four objectives will drive positive financial results.

On behalf of all Citizens Business Bank associates, we thank our shareholders and customers for their ongoing faith and trust. We encourage you to allow us the opportunity to serve all your banking and financial services needs with our superior products and delivery. Your business and personal relationship is very important to us. It is the foundation for our success.



George Borba
Chairman of the Board



Christopher D. Myers
President & Chief Executive Officer
CVB Financial Corp., Citizens Business Bank

Report to Stockholders

CVB Financial Corp. and Citizens Business Bank persevered in 2010. The Bank was able to achieve several important goals:

- The successful integration of our FDIC assisted acquisition of San Joaquin Bank.
- The continued deleveraging of our balance sheet through our repayment of $450million in borrowings.
- Solid core deposit growth despite substantially lowering deposit costs.
- Strong non-interest income growth in the service fee and trust fee income categories.

These accomplishments helped drive the core earnings of the Bank in 2010 and should positively contribute to our future earnings success.

Financial Results (000's omitted)

Year	Deposits	Loans	Assets	Capital	Earnings
1974	$ 2,318	$ 2,551	$ 3,765	$ 1,402	$ (55)
1985	$ 170,978	$ 127,943	$ 192,258	$ 11,943	$ 2,333
1990	$ 462,891	$ 362,758	$ 512,361	$ 38,365	$ 8,847
1995	$ 992,565	$ 609,173	$1,144,868	$ 95,522	$13,981
2000	$1,595,030	$1,032,341	$2,307. 971	$188,630	$34,683
2007	$3,700,658*	$3,495,144	$6,293,963	$424,948	$60,584
2008	$3,865,969*	$3,736,838	$6,649,651	$614,892	$63,073
2009	$4,923,786*	$4,079,013	$6,739,769	$638,228	$65,419
2010	$5,061,016*	$3,747,740	$6,436,691	$643,855	$62,935

**Includes customer repurchase agreements.*

As of December 31, 2010, CVB Financial Corp. reported net income of $62.9 million. The Company reported total assets of $6.44 billion and loans and leases of $3.75 billion. Total deposits were $4.52 billion at year-end, of which $1.70 billion, or 37.7%, were non-interest bearing. Diluted earnings per share were $0.59 for the year ended December 31, 2010. Net income for the year produced a return on beginning equity of 9.86%, a return on average equity of 9.40% and a return on average assets of 0.93%.

Net interest income, before the provision for credit losses, totaled $259.3 million for the year ended December 31, 2010. This represents the highest net interest income in the history of the Company, following a previous record in 2009 of $222.3 million. The increase was the result of a $30.5 million decrease in interest expense plus a $6.5 million increase in interest income.

Stockholders' equity increased $5.6 million to $643.9 as of December 2010. Our leverage ratio was 10.6% and our total risk-based capital ratio was 18.0% for 2010 year-end, well above required regulatory ratios.

Financial Highlights

Net Earnings

2010	$62,935
2009	$65,419
2008	$63,073
2007	$60,584
2006	$70,580
2005	$70,190

CVB Financial Corp. reported net income of $62.9 million for the year ended December 31, 2010. This represents a decrease of $2.5 million, or 3.80%, when compared with net earnings of $65.4 million for the year ended December 31, 2009.

Total Deposits

2010	$5,061,016
2009	$4,923,786
2008	$3,865,969
2007	$3,700,658
2006	$3,501,158
2005	$3,424,045

Total deposits and customer repurchase agreements were $5.1 billion at December 31, 2010. This represents an increase of $137.2 million, or 2.79%, when compared with total deposits and customer repurchase agreements of $4.9 billion at December 31, 2009.

Total Loans

2010	$3,747,740
2009	$4,079,013
2008	$3,736,838
2007	$3,495,144
2006	$3,070,196
2005	$2,663,864

Gross loans and leases totaled $3.7 billion at December 31, 2010. This represents a decrease of $331.3 million, or 8.12%, when compared with gross loans and leases of $4.1 billion at December 31, 2009.

Total Assets

2010	$6,436,691
2009	$6,739,769
2008	$6,649,651
2007	$6,293,963
2006	$6,092,248
2005	$5,422,283

The Company reported total assets of $6.4 billion at December 31, 2010. This represents a decrease of $303.1 million, or 4.50%, from total assets of $6.7 billion at December 31, 2009.

Year	Dividends Paid
2010	$36,103
2009	$32,228
2008	$28,317
2007	$28,479
2006	$27,876
2005	$27,963

Dividends Paid

CVB Financial Corp. paid consecutive quarterly dividends to stockholders for over 20 years.

Year	Stockholders' Equity
2010	$643,855
2009	$638,228
2008	$614,892
2007	$424,948
2006	$387,325
2005	$342,189

Stockholders' Equity

Stockholders' equity increased $5.6 million, or 0.88%, to $643.9 million as of December 31, 2010.

Year	Value
2010	$373.15
2000	$210.04
1990	$37.87
1980	$5.45
1974	$1.00

Value of a Dollar Invested

One dollar invested on February 11, 1974, with dividends reinvested, would be valued at $373.15 at the year-end 2010. This is based on the assumption that cash dividends are taxable at 12% and that the balance is reinvested at current market with no transaction charges. All per-share amounts and prices have been restated to reflect stock dividends and splits.

Year	Diluted EPS
2010	$0.59
2009	$0.56
2008	$0.75
2007	$0.72
2006	$0.83
2005	$0.83

Diluted Earnings Per Share

All earning per share information has been retroactively adjusted to reflect the stock dividends and stock splits.

CVB Financial Corp. and Subsidiaries Consolidated Statement of Earnings

	2010	2009	2008
	Three Years Ended December 31, 2010 (amounts in thousands, except earnings per share)		
INTEREST INCOME:			
Loans held-for-sale	$ 54	$ 5	$ -
Loans and leases, including fees	213,932	206,074	212,626
Accelerated accretion on acquired loans	26,740	-	-
Loans, including fees	240,726	206,079	212,626
Investment securities:			
Taxable	49,720	76,798	86,930
Tax-advantaged	25,394	27,329	28,371
	75,114	104,127	115,301
Dividends from FHLB	324	195	4,552
Federal funds sold	868	343	15
Interest-bearing deposits with other institutions	257	15	24
Total interest income	317,289	310,759	332,518
INTEREST EXPENSE:			
Deposits	18,253	24,956	35,801
Borrowings	36,354	59,572	96,035
Junior subordinated debentures	3,365	3,967	7,003
Total interest expense	57,972	88,495	138,839
NET INTEREST INCOME BEFORE PROVISION FOR CREDIT LOSSES	259,317	222,264	193,679
PROVISION FOR CREDIT LOSSES	61,200	80,500	26,600
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	198,117	141,764	167,079
OTHER OPERATING INCOME:			
Impairment loss on investment securities	(317)	(1,994)	-
Less: Noncredit-related impairment loss recorded in other comprehensive income	(587)	1,671	-
Net impairment loss on investment securities recognized in earnings	(904)	(323)	-
Service charges on deposit accounts	16,745	14,889	15,228
CitizensTrust fees	8,363	6,657	7,926
Bankcard services	2,776	2,338	2,329
BOLI Income	3,125	2,792	5,000
Gain on sale of securities, net	38,900	28,446	-
Reduction in SJB loss sharing asset, net	(15,856)	-	-
Gain from SJB acquisition	-	21,122	-
Other	3,965	5,150	3,974
Total other operating income	57,114	81,071	34,457
OTHER OPERATING EXPENSES:			
Salaries and employee benefits	69,419	62,985	61,271
Occupancy	12,127	11,649	11,813
Equipment	7,221	6,712	7,162
Stationery and supplies	4,965	4,509	4,622
Software licenses and maintenance	5,031	2,320	2,291
Professional services	13,308	6,965	6,519
Promotion	6,084	6,528	6,882
Amortization of Intangibles	3,732	3,163	3,591
Provision for unfunded commitments	2,600	3,750	1,300
OREO expense	7,490	1,211	89
Prepayment penalties on borrowings	18,663	4,402	-
Other	17,852	19,392	10,248
Total other operating expenses	168,492	133,586	115,788
EARNINGS BEFORE INCOME TAXES	86,739	89,249	85,748
INCOME TAXES	23,804	23,830	22,675
NET EARNINGS	$ 62,935	$ 65,419	$ 63,073
PREFERRED STOCK DIVIDENDS AND OTHER REDUCTIONS	217	12,942	75
NET EARNINGS ALLOCATED TO COMMON SHAREHOLDERS	$ 62,718	$ 52,477	$ 62,998
COMPREHENSIVE INCOME	$ 42,730	$ 63,078	$ 87,674
BASIC EARNINGS PER COMMON SHARE	$ 0.59	$ 0.56	$ 0.75
DILUTED EARNINGS PER COMMON SHARE	$ 0.59	$ 0.56	$ 0.75
CASH DIVIDENDS PER COMMON SHARE	$ 0.34	$ 0.34	$ 0.34

CVB Financial Corp. and Subsidiaries Consolidated Balance Sheet

	December 31, 2010	December 31, 2009
		(Dollar amounts in thousands.)
ASSETS		
Cash and due from banks	$ 354,048	$ 103,254
Interest-bearing balances due from depository institutions	50,227	-
Total cash and cash equivalents	404,275	103,254
Interest-bearing balances due from depository institutions	50,190	1,226
Investment securities available-for-sale	1,791,558	2,108,463
Investment securities held-to-maturity	3,143	3,838
Investment in stock of Federal Home Loan Bank (FHLB)	86,744	97,582
Loans held-for-sale	2,954	1,439
Loans and lease finance receivables	3,747,740	4,079,013
Allowance for credit losses	(105,259)	(108,924)
Net Loans and lease finance receivables	3,642,481	3,970,089
Premises and equipment, net	40,921	41,444
Bank owned life insurance	112,901	109,480
Accrued interest receivable	23,647	28,672
Intangibles	9,029	12,761
Goodwill	55,097	55,097
FDIC loss sharing asset	101,461	133,258
Other assets	112,290	73,166
TOTAL ASSETS	$ 6,436,691	$ 6,739,769
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Deposits:		
Noninterest-bearing	$ 1,701,523	$ 1,561,981
Interest-bearing	2,817,305	2,876,673
Total deposits	4,518,828	4,438,654
Demand Note to U.S. Treasury	1,917	2,425
Customer repurchase agreements	542,188	485,132
Repurchase agreements	-	250,000
Borrowings	553,390	753,118
Accrued interest payable	4,985	6,481
Deferred compensation	9,221	9,166
Junior subordinated debentures	115,055	115,055
Other liabilities	47,252	41,510
TOTAL LIABILITIES	5,792,836	6,101,541
COMMITMENTS AND CONTINGENCIES		
Stockholders' Equity:		
Preferred stock, authorized, 20,000,000 shares without par; none issued or outstanding	-	-
Common stock, authorized, 225,000,000 shares without par; issued and outstanding 106,075,576 (2010) and 106,263,511 (2009)	490,226	491,226
Retained earnings	147,444	120,612
Accumulated other comprehensive income, net of tax	6,185	26,390
Total stockholders' equity	643,855	638,228
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 6,436,691	$ 6,739,769

Core Values

The core values of Citizens Business Bank provide a continuing commitment and direction for our business activities. They are fundamental to our superior performance.

Financial Strength

- Strong capital position
- High asset quality metrics
- Strong liquidity
- Superior profitability

Superior People

Citizens Business Bank is dedicated to employing superior people and providing a positive working environment. All associates should possess a strong sense of teamwork, commitment, integrity, and flexibility.

Customer Focus

The customer mission of Citizens Business Bank is to deliver superior financial products and services to business and professional clientele, which provide tangible and intangible value to the customer, enhance their financial performance and contribute to their success.

Cost Effective Operation

Achieve the highest possible return from each dollar of resource without sacrificing our ongoing goal of providing outstanding service and support for our client base.

Having Fun

Possessing a passion for the business and an enthusiasm for our responsibilities that allow us to achieve maximum job satisfaction.

Our Mandate...

is to be the best at what we do. And what we do is create and build loyal customer relationships by meeting and exceeding our customers' expectations for financial products and services. Our dedication to responsiveness, professionalism, and personal service is our contribution to our customers' success.

Our Valued Partners Say It Best.................

Valued Partner

Eye-Q Vision Care

Michael Walker, M.D.


EYE-Q
INC.
Latest technology. Caring doctors.

EYE-Q Vision Care has been serving the Central Valley since 1956 with a commitment to excellence that is demonstrated on a daily basis by their doctors and staff. The combination of great outcomes for their patients and the highest standard of customer service has been a key to EYE-Q Vision Care's success. EYE-Q is also committed to giving back to the community by supporting numerous non-profit organizations throughout the area.

"Citizens has all our banking business because we have confidence and history with our relationship bankers. They always go the extra mile for us, even in support of our commitment to our customers and our community."



Acknowledgements

Our consistent financial performance has earned accolades throughout our history. In 2010 Forbes Magazine named Citizens Business Bank the sixth best business bank in America. Forbes called upon researchers at SNL Financial to look at asset quality, capital adequacy and profitability to determine their rankings. BauerFinancial Report continued our Five Star Rating in 2010. The criteria used to determine a bank's Star-Rating includes capital ratio, profitability, loan quality, regulatory supervisory agreements, the community reinvestment rating (CRA), historical data, and liquidity.

Citizens Business Bank received a BBB Investment Grade Fitch Rating in December of 2010. Fitch analysts review aspects of a bank's strengths and weaknesses, such as balance sheet integrity, profitability, and risk management. Analysts also evaluate the strategy and quality of management for the future development of its business.

Milestones

The performance of CVB Financial Corp. was reflected in the continued consecutive dividend payments. CVB Financial Corp. reported net income of $19.0 million for the second quarter of 2010. This was the highest second quarter earnings in the history of the Company.

We successfully assimilated the acquired San Joaquin Bank offices into our business financial center system, strengthening our position in the Bakersfield business community.

On October 6, 2010 Citizens Business Bank proudly sponsored a CMC-UCLA Inland Empire Forecast Conference at the Citizens Business Bank Arena. Over 450 members of the community heard local experts share their research and projections on our economic situation in the Inland Empire, the state and the nation. Jerry Nickelsburg, Ph.D., Senior Economist, UCLA Anderson School of Business, spoke about California and the nation. The economics of the Inland Empire was covered by Marc Weidenmier, Ph.D., Professor of Economics, at Claremont McKenna College.

Community Commitment

Citizens Business Bank, its officers and its associates provide tremendous support to our communities. Community Commitment, a major component of our Value Proposition, is an integral part of how we do business. We believe it is important to contribute to the communities where our associates and customers live and work. More importantly, we feel it is our civic responsibility as a leader in the community to support our associates in their efforts to help improve the lives of our friends and neighbors.

CVB Financial Corp. and Citizens Business Bank have a tradition of active involvement in the communities we serve by supporting a variety of local civic and community organizations. Each year our associates donate thousands of hours of community service to help honor our community commitment. Their time and talent is supported with over $1 million in corporate contributions.

Associates living and working throughout our service area participate in service groups such as Rotary and Kiwanis. They chair and serve on committees for Chamber of Commerce and other civic organizations. We are proud to support the United Way through associate contributions. We work with San Antonio Hospital Foundation, Children's Fund, The Pasadena Community Foundation, Chaffey College Foundation, Mt. San Antonio College Foundation, and numerous others. Our officers serve on the Board of the Boy Scouts, Girl Scouts, YMCA, Boys and Girls Clubs, and many additional worthwhile organizations throughout our service area.

Each year Citizens Business Bank sponsors our own Annual Charity Golf Classic in Orange County benefiting selected Orange County charities. Many of our customers, associates and vendors participate and contribute to the success of this event. We thank them for joining us in supporting these worthwhile charities.



Valued Partner

The Anaheim Ducks and Honda Center

Tim Ryan
Executive Vice President, Chief Operating Officer


ANAHEIM
DUCKS

HONDA
Center

Citizens Business Bank has been a partner with the Anaheim Ducks and Honda Center since 2003. We have the distinct benefit of being the Official Bank of the Anaheim Ducks and Honda Center, a distinction we take very seriously as a provider of financial products and services for such unique customers. Honda Center and the Ducks provide an excellent venue for customer entertainment. Introducing professional hockey to a prospective bank customer is a great business opportunity for both the Ducks and the Bank. Our customers and prospects can be confident knowing that Citizens Business Bank handles the financial needs of these community icons.

"This partnership has always been a 'win-win.' We look forward to a continued mutually beneficial relationship."

Banking Services

Deposit Services

Citizens Business Bank's deposit services offer accurate and reliable depository accommodations that provide convenience and flexibility for our customers. Our deposit services provide the foundation for our business relationships. We have a wide range of personal and business deposit accounts to satisfy the needs of every customer.

Citizens Business Bankers help our customers select the best options to enjoy the greatest access to their funds while they earn income on excess deposits at competitive interest rates. Our customers appreciate the flexibility of personally managing their money on a daily basis, whether through checking accounts or through a variety of money market funds and certificates of deposits. They consistently rate us the best in the business in deposit services.

Treasury Management Services

Citizens Business Bank has the experience, knowledge and technology to help our customers manage their cash more efficiently, increase their profitability and make their business banking as easy as possible.

Our customers appreciate the convenience that our on-line banking services offer them. Individuals and businesses can enjoy everything from bill payment to full cash management services. They can conduct many other banking activities from the convenience of their homes or offices, 24 hours a day, seven days a week with Citizens On-Line Banking.

Our Cash Management Services provide account balances, statement information and history, wire transfers, stop payments and a variety of other convenient services. Further convenience is provided to business customers through Remote Deposit Capture, Lock Box Services, Positive Pay, and Image Services. Whether you choose a traditional banking account or other products unique to the needs of your industry, we are prepared to offer our outstanding service.

Bankcard Services

Our Bankcard Services offers our business customers a wide variety of transaction processing solutions that allow businesses to accept credit and debit cards quickly, securely and cost-effectively. This service provides our customers with a convenient alternative to processing cash and checks. The Citizens Business Bank Business Card with WorldPoints® Rewards comes with free online account access that makes it easier to manage your business finances.

Government Services

Citizens Business Bank recognizes that public agency customers have specialized needs that are different from those of other commercial customers. We provide even more value to these customers through our specialized Government Services unit. All of our products and services, including on-line banking and cash management services, are available to our government agency customers. Government Services has the special expertise to serve cities, counties, college and school districts, water districts, and community service districts, to name just a few.

International Services

Citizens Business Bank provides a seamless response to our customers' International Banking needs. A Citizens Business Banker can provide the gateway to letters of credit, collections, wire transfers, and other vital services through correspondent banks worldwide. When our customers' domestic banking activities extend into the international arena, a Citizens Business Bank International Specialist can save them time and effort.

Specialty Banking Services

The Specialty Banking Group is a business unit prepared to address the unique servicing requirements of title and escrow companies, homeowner associations and property management, health care, professional and not for profit customers. We have the most sophisticated technology available to support our convenient and competitive services. All our services, including on-line banking and cash management services, are available to these special market segments

Valued Partner

St. Baldrick's Foundation

Kathleen Ruddy
Executive Director


St. Baldrick's
Foundation
Conquer Kids' Cancer

The St. Baldrick's Foundation is a volunteer-driven charity committed to funding the most promising research to find cures for childhood cancers and give survivors long and healthy lives. On March 17, 2000, reinsurance executives turned their industry's St. Patrick's Day party into a head-shaving event to benefit kids with cancer. What began as a challenge between friends has grown into the world's fastest growing volunteer-driven fundraising opportunity benefiting childhood cancer research.

"We so appreciate our relationship with our bankers. They truly understand and support our mission. The products and services they provide assure us the contributions our volunteers work so hard to raise are safe, secure and wisely invested."


Foundation
Way to Conquer Kids' Cancer



Valued Partner

Bob Hayward

Business Executive

Bob Hayward has made a career in the business of producing, financing, and distributing successful independent movies. Bob is a co-founder of Summit Entertainment and has been its Chief Operating Officer since its inception as a small independent film company in 1993. Today Summit is a full service production and distribution studio, most known for its Twilight movie series.

"As a busy executive in a demanding industry I find comfort in the knowledge that my financial advisors take care of my family's investments. I also appreciate the effort Citizens Business Bank has taken to get to know me and the personal service they provide."



CITIZENSTRUST™

The management of financial affairs can be complex and time consuming. Furthermore, it requires a comprehensive strategy that addresses preservation, growth and distribution of assets over the years and through generations.

Drawing on the extensive resources of Citizens Business Bank, our CitizensTrust Division provides our clients with a full range of financial services to protect and enhance their wealth. These services include Trustee Services, Comprehensive Portfolio Management, Estate Planning, Financial Planning, and Investment Services. We also serve the needs of our business clients by providing a variety of employee benefit trusts and non-qualified deferred compensation plans.

Expert Trust Services and Estate Planning are critical to the preservation and transfer of wealth. A sound Estate Plan protects the assets of an estate, ensuring the distribution according to an individual's wishes and within the most tax-advantaged structure.

Our Wealth Management professionals offer access to expert counsel in all phases of estate and financial planning, from assisting in the design of the most appropriate plan to the appointment of an executor. In addition, we can serve as an objective, independent trustee of trusts or estates.

While many asset management strategies seek to preserve and grow wealth, the most successful are structured and implemented in accordance with individual financial objectives, risk tolerance and personal preferences. Our experienced Portfolio Managers bring proven expertise to the task of creating a customized investment strategy, coordinated with a client's estate plan and managed for tax efficiency. We are independent, objective and conflict free with our approach to managing our clients' financial affairs. We operate as a true fiduciary, making decisions based on the best interest of our clients at all times.

Our Investment Services Group offers a full range of superior investment solutions. Our dedicated Financial Consultants have the knowledge and training to guide individuals, businesses and professionals in managing to their specific financial objectives. CitizensTrust provides solutions to help meet a variety of objectives. Through our trademarked PortfolioTrac program, we are able to provide our clients with a comprehensive portfolio that includes our own expert money managers combined with carefully selected external money managers with the ease of a single account. A Financial Consultant is available through each of our local business financial centers. We are more than a source of information; we are a solution that meets our clients' investment needs.

Credit Services

Our comprehensive menu of credit services provides our borrowers with everything they need to finance their business or personal needs. We know that a growing and successful business has a variety of needs. Citizens Business Bank offers a complete package of credit services that range from working capital lines of credit to asset based lending, equipment loans and term loans.

Short-term business credit is available to help customers take advantage of business opportunities simply by writing a check. Long-term financing is available for an array of real estate, manufacturing, office and equipment opportunities.

Our Small Business Administration (SBA) Specialists can tailor an SBA loan to address the unique needs of our small business customers and work with them from application to funding.

Equipment buying or leasing is made easy with financing through Citizens Financial Services. Our unique financing strategies and direct involvement with our customers allow us to maximize the benefits that are available to meet our customer's needs. Our services can be tailored to assist a broad range of businesses, from the well-established company to the newest business venture.

Our customers can use our fleet purchasing power to lease, finance or buy any make or model of automobile or truck. We can order the vehicle to individual specifications and deliver it. These buying and financing services save our customers time and money.

We offer specialized financing arrangements for agriculture, asset based lending, real estate, municipal leasing, and international business. Citizens Business Bankers are prepared to advise and assist our customers in accomplishing their goals by taking advantage of our extensive array of credit services.

Citizens Home Loans

We make home loans easy from start to finish! With a variety of home loan products, we can help find the right home loan and deliver on the industry's strongest service guarantees. Our experts are prepared to help customers understand home loan options.

Valued Partner

Hamilton Ranches, Inc.

Jim C. Hamilton
Owner


HAMILTON
RANCHES
CALIFORNIA
PECANS
EST
1906

The Hamilton family has been farming in the San Joaquin valley since 1906, starting with James Hamilton, the grandfather of Jim C. Hamilton. Hamilton Ranches, Inc. is well known around the world for producing premium California pecan meats. With their patented pecan meat dryer, they remain one of the top innovators in the industry and continue to lead the way to the best pecans world-wide.

"My banker has taken care of Hamilton Ranches for many years. She understands the seasonal demands of the nut farming industry and is a real business partner. "



Dairy and Livestock

Citizens Business Bank's Dairy & Livestock Industries Group provides production based operating lines of credit and long-term loans that meet the needs of dairy farm and livestock operations. Our specialized bankers provide financing and banking services to clients throughout California and the western United States. Our staff has many years of dairy and livestock lending experience. We are committed to providing superior products and services for our customers.

Agribusiness

Our Agribusiness Department provides financing directly to local farmers and farming operations in Tulare, Kern, Ventura and Santa Barbara counties. Financing is provided for annual production crop loans, development loans, term real estate loans, and other needs specific to the agricultural industry. The Agribusiness Department maintains a close relationship with Farmer Mac, a government sponsored secondary market to agricultural lending. This relationship allows Citizens Business Bank to offer competitive long term, fixed rate loans without any prepayment penalties. The mission of the Agribusiness Department is to provide a seasoned group of bank experts to support all the Bank's agricultural related requests.

Expansion

Our primary goal is to become a highly successful financial services company with a business bank at the core. As we transition into a regional bank, success will be achieved by focusing on non-interest bearing deposit growth, loan growth, fee income growth, profitability and expense control. These are fundamental to our success. We will seek to acquire the top companies in their respective business segments as our valued banking customers. We will also strive to broaden our client relationships by cross-selling a more robust product and services offering.

We will to grow our geographic presence by opening new commercial banking and business financial centers when the opportunity is right and a strong team of bankers can be recruited to develop a customer base in a defined market area. We will also carefully address opportunities to acquire performing banks with a similar business banking model or may even acquire a troubled bank with FDIC assistance should the right opportunity present itself.

Valued Partner

Jones Lumber Company

Bob Jones
Secretary/Treasurer


JONES
LUMBER

Rod Jones
President & CEO

Jones Lumber Company is celebrating its 82nd year in the lumber industry. One of the cornerstones of their success and continued growth is the strong relationships with customers and vendors. Building upon this foundation, they have developed into one of the largest distributors in the Los Angeles basin. The formula for success is simple: deliver excellent products and services at a fair market price.

"We are new to Citizens Business Bank but feel like they have been a part of our operation for years. They do business like we do: deliver great service and excellent product. This is the key to success."



The Executive Team

The Citizens Business Bank Executive Committee consists of well-seasoned, experienced bankers who have achieved the position of division manager and earned the title of Executive Vice President.

The Citizens Business Bank Executive Team is responsible for the execution and implementation of the Bank's strategic plan and critical initiatives. As a group, they bring an average of 24 years of industry experience, a passion for business banking, and a commitment to the ongoing success of this great organization.



Christopher D. Myers
President and
Chief Executive Officer



Richard C. Thomas
Executive Vice President
Chief Financial Officer



James F. Dowd
Executive Vice President
Chief Credit Officer

Chris A. Walters
Executive Vice President
CitizensTrust Manager



David C. Harvey
Executive Vice President
Chief Operations Officer



Yamynn DeAngelis
Executive Vice President
Chief Risk Officer



David A. Brager
Executive Vice President
Sales Division Manager



G. Larry Zivelonghi
Executive Vice President
Dairy & Livestock Industries
Group Manager



Elsa I. Zavala
Executive Vice President
Chief Information Officer



Valued Partner

Coast Machinery Movers

Larry E. Beard
Chief Executive Officer



COAST COMPANIES
"IN THE WORLD, WE MOVE."

The family of Coast Companies has been moving and installing heavy machinery throughout the world for 40 years. Larry E. Beard, Chief Executive Officer, has earned the reputation as the premiere choice when it comes to machinery moving, restoration projects and full plant relocation... such as the relocation of Air Force One to the Ronald Reagan Library. Coast provides a full complement of machinery relocation services, transportation, purchase and sale of machinery, warehousing and construction.

"Citizens Business Bank---It is a pleasure to do business with them. They have stuck with me through thick and thin, and helped me grow."


COAST
MACHINERY MOVERS

Senior Leadership Team

At Citizens Business Bank we define leadership as the ability to create a vision for our associates, communicate that vision so that it can be understood and embraced by everyone, and to encourage, inspire and motivate each associate to achieve the goals and objectives that fulfill that vision.

Our Senior Leadership Team consists of selected group managers, our regional business financial center managers, and our directors of Human Resources and Marketing. These highly skilled banking professionals all carry the title of Senior Vice President and have extensive backgrounds and experience in the banking and financial services sector.



Nancy A. Sinclair
Senior Vice President
The Marketing Group



David M. Krebs
Senior Vice President
Human Resources



Timothy B. Noone
Senior Vice President
Specialty Banking
Group Manager



Mark C. Richardson
Senior Vice President
Real Estate Banking
Group Manager

Our Senior Leadership Team members average 30 years of banking experience. This group of managers will be responsible for taking the bank from a well-established, safe and secure community bank to a highly-regarded top performing regional bank.



Ted J. Dondanville
Senior Vice President
Commercial Banking Manager



John H. Tait
Senior Vice President
Central Valley
Regional Manager



Jim E. Mead
Senior Vice President
Inland Empire
Regional Manager



John S. Wheeling
Senior Vice President
Orange County
Regional Manager



Michael B. Mulcahy
Senior Vice President
San Gabriel Valley
Regional Manager

Valued Partner

Mayfield Junior School

Joseph J. Gill
Headmaster



MayfieldJuniorSchool
OF THE HOLY CHILD JESUS
MJS

Mayfield Junior School, a Catholic independent school founded and sponsored by the Society of the Holy Child Jesus, implements the philosophy of the Holy Child Schools which is based on trust and reverence for the dignity of every person. They are committed to the religious and educational development of each child and to maintaining a sense of community and family spirit that welcomes people of diverse backgrounds. At Mayfield each child is challenged to reach his or her potential.

"Citizens Business Bank takes an active interest in the educational community. Their specialty banking group understands our purpose, our goals and respects our accomplishments."


MAYFIELD JUNIOR SCHO

Leadership Team

Senior Vice Presidents

Greg Armstrong
Manager
Upland Business Financial Center

Gregory J. Bell
Relationship Manager
Burbank Commercial Banking Center

Richard Berger
Manager
Burbank Commercial Banking Center

Errol L. Berman
Manager
South Bay Commercial Banking Center

Paul J. Blankenship
Credit Administrator
Credit Management Division

Jeffrey S. Boyer
Manager
San Fernando Valley Commercial Banking Center

Marcia D. Brazil
Senior Operations Manager
Support Services

Steven E. Caseldine
Manager
Corona Business Financial Center

Kenneth C. Clark
Manager
Riverside Business Financial Center

David Didier
Manager
Arcadia Business Financial Center

Michael Duran
Manager
Brea Business Financial Center

James (Tony) A. Ellis
Manager
Santa Ana Business Financial Center

Julie A. Engen
Credit Administrator
Credit Management Division

J. David Faulk
Credit Administrator
Credit Management Division

James S. Force
Credit Administrator
Credit Management Division

Deborah A. George
Manager
Government Services

Gregory J. Grande
Manager
Pasadena Business Financial Center

Tony A. Guest
Relationship Manager
South Bay Commercial Banking Center

Hector G. Guitierrez
Deputy Chief Credit Officer
Credit Management Division

Sue Haynes
Manager
Bankcard Services

Mary H. Hernandez
Manager
Escrow & Title Services

John P. Hillier
Manager
Property Management Services

Duane S. Keene
Manager
Covina Business Financial Center

Sean C. Kraus
Chief Investment Officer
CitizensTrust

Jeffrey W. Lankey
Controller
Finance & Accounting

Mary L. McElwee
Credit Administrator
Credit Management Division

Lori A. Moynihan
Credit Administrator
Credit Management Division

Neal Newman
Team Leader
Burbank Commercial Banking Center

Ricky D. Simas
Stockton Business Financial Center

Steven D. Sefton
Manager
Inland Empire Commercial Banking Center

LaVon M. Short
Manager
Deposit Services & Treasury Management Sales

Ana Z. Speer
Credit Administrator
Credit Management Division

Paul J. Stanislaw
Manager
Investment Services Sales

John J. Stenz
Manager
Chino Business Financial Center

Gary Wein
Credit Administrator
Credit Management Division

Mary L. Wilson
Manager
Tri-City Business Financial Center

Susan J. Woesner
Manager
Fresno Business Financial Center

Joanne Wong
Manager
Treasury

William V. Zaleski
Manager
Trust Services

Robert E. Zeltner
Manager
Katella & Stadium Business Financial Centers

Vice Presidents
Business Financial Center Managers

Peter K. Agarwal
Fullerton Business Financial Center

Leah J. Beal
Laguna Beach Business Financial Center

Scott A. Begin
Bakersfield Downtown Business Financial Center

Emelita S. Bituin
La Cañada-Flintridge Business Financial Center

Leroy G. Brauer Jr.
Rosedale Business Financial Center

Louis J. Buitron
Colton Business Financial Center

Dianne C. Chapman
San Marino Business Financial Center

Craig M. Ciebiera
South El Monte Business Financial Center

Tammy L. Cornwell
San Bernardino Business Financial Center

Albert D'Antonio
San Gabriel Business Financial Center

Martin P. Ensberg
Manhattan Beach Business Financial Center

Diana J. Headrick
Delano & McFarland Business Financial Centers

Michael L. MacDonald
Porterville Business Financial Center

Keith Matthews
Ontario Airport Business Financial Center

Charles A. Moore
Glendale Business Financial Center

Cameronne Mosher
El Segundo Business Financial Center

Robert L. Poythress
Madera Business Financial Center

Daniel J. Reid
Fontana Business Financial Center

Janet M. Robertson
Visalia Business Financial Center

William E. Roman
Pomona Business Financial Center

Brian C. Sabin
Stockdale Business Financial Center

Dawn M. Serbus
High Desert Business Financial Center

Clovis G. Simpson
South Pasadena Business Financial Center

Douglas B. Tipping
Plaza Business Financial Center

Barbara J. Veenstra
Monrovia Business Financial Center

Richard J. Verdugo
Spectrum Business Financial Center

Vice Presidents
Department Managers

Charles E. Carroll
Not for Profit Services

William A. Enholm
Citizens Express Business Credit

John N. Etchison
Agribusiness

Richard R. Givens
Mortgage & Secondary Markets

Lesley R. Hedges
Bank Properties

Jeffrey D. Holtshopple
Citizens Financial Services

Frank J. Maslowski
International Services

Nancy H. Schatz
Product & Sales Support

Locations

CVB Financial Corp., Citizens Business Bank

Corporate Headquarters - 701 North Haven Avenue, Ontario, CA 91764
(909) 980-4030 | (877) 422-2265 | www.cbbank.com

Departments and Services

Asset Based Lending Services
Corporate Headquarters
(909) 483-7261

Bankcard Services
Corporate Headquarters
(909) 481-7826

CitizensTrust
Corporate Headquarters
(909) 980-4030

Pasadena
1010 East Colorado Blvd.
Pasadena, CA 91106
(626) 405-4915

Construction Loan Services
Corporate Headquarters
(909) 483-7167
(559) 261-0222

Deposit Services
Corporate Headquarters
(909) 980-4030

Government Services
Corporate Headquarters
(909) 483-7133
(888) 305-1222

International Services
Corporate Headquarters
(909) 980-4030

SBA Services
Pasadena
1010 East Colorado Blvd.
Pasadena, CA 91106
(626) 405-4915

Katella
1201 East Katella Ave.
Second Floor,
Orange, CA 92867
(626) 405-4915

The Marketing Group
Corporate Headquarters
(909) 980-4030

Treasury Management Sales
Corporate Headquarters
(909) 980-4030
(888) 228-2265

Citizens Financial Services
1201 East Katella Ave.
Second Floor,
Orange, CA 92867
(714) 751-6100
(800) 675-4432

Dairy & Livestock Industries Group
12808 Central Ave., Second Floor,
Chino, CA 91710
(909) 591-7728
(866) 578-0658

Real Estate Banking Group
1010 East Colorado Blvd.
Pasadena, CA 91106
(626) 564-6234

Specialty Banking Group
1010 East Colorado Blvd.
Pasadena, CA 91106
(626) 564-6242

ServiceLine
24 Hour Customer Services
1-(888) 222-5432

Commercial Banking Centers

Burbank
4100 West Alameda Ave.
Burbank, CA 91505
(818) 843-0707

Inland Empire
701 North Haven Ave.
Suite 110
Ontario, CA 91764
(909) 483-4300

Los Angeles
300 South Grand Ave.
Suite 1100
Los Angeles, CA 90071
(310) 897-8520

South Bay
970 West 190th St.
Suite 120
Torrance, CA 90502
(310) 217-6000

San Fernando Valley
16830 Ventura Blvd.
Suite 310
Encino, CA 91436
(818) 905-5760

Business Financial Centers

Arcadia
101 West Huntington Dr.
Arcadia, CA 91007
(626) 445-7350

Bakersfield
9100 Ming Ave., #120
Bakersfield, CA 93311
(661) 663-8663

1301 17th St.
Bakersfield, CA 93301
(661) 281-0300

3911 Coffee Rd.
Bakersfield, CA 93312
(661) 589-9040

4600 California Ave.
Bakersfield, CA 93309
(661) 281-0325

Brea
2650 East Imperial Hwy
Brea, CA 92821
(714) 996-8150

Chino
12808 Central Ave.
Chino, CA 91710
(909) 627-7316

Colton
308 North La Cadena Dr.
Colton, CA 92324
(909) 825-9800

Corona
225 West Sixth St.
Corona, CA 92882
(951) 734-6120

Covina
973 East Badillo St.
Covina, CA 91724
(626) 915-8931

Delano
1613 Inyo St.
Delano, CA 93215
(661) 725-8888

El Segundo
275 Main St.
El Segundo, CA 90245
(310) 322-2222

Fontana
9244 Sierra Ave.
Fontana, CA 92335
(909) 350-8080

Fresno
7110 North First St.
Fresno, CA 93720
(559) 261-0222

Fullerton
310 North Harbor Blvd.
Suite 100
Fullerton, CA 92832
(714) 773-0600

Glendale
1000 North Brand Blvd.
Glendale, CA 91202
(818) 550-0400

La Cañada-Flintridge
858 Foothill Blvd.
La Cañada, CA 91011
(818) 952-6085

Laguna Beach
800 Glenneyre
Laguna Beach, CA 92651
(949) 494-9474

Laguna Hills
23046 Avenida de la Carlota
Suite 100
Laguna Hills, CA 92653
(949) 581-4444

McFarland
300 West Perkins Ave.
McFarland, CA 93250
(661) 792-5531

Madera
2001 Howard Rd.
Suite 101
Madera, CA 93637
(559) 664-9222

Manhattan Beach
1800 North Sepulveda Blvd.
Manhattan Beach, CA 90266
(310) 802-4015

Monrovia
100 East Huntington Dr.
Monrovia, CA 91016
(626) 303-4661

Ontario
701 North Haven Ave.
Ontario, CA 91764
(909) 980-1080

Orange
1201 East Katella Ave.
Orange, CA 92867
(714) 288-5203

77 Plaza Square
Orange, CA 92866
(714) 288-5300

1800 West Katella Ave.
Orange, CA 92867
(714) 288-5331

Pasadena
1010 East Colorado Blvd.
Pasadena, CA 91106
(626) 405-4915

Pomona
1095 North Garey Ave.
Pomona, CA 91767
(909) 629-4151

Porterville
334 North Main St.
Porterville, CA 93257
(559) 781-2500

Riverside
3695 Main St.
Riverside, CA 92501
(951) 683-2112

San Bernardino
1555 East Highland Ave.
San Bernardino, CA 92404
(909) 381-5561

301 Vanderbilt Way
San Bernardino, CA 92408
(909) 888-6363

San Gabriel
109 South Del Mar Ave.
San Gabriel, CA 91776
(626) 286-3166

San Marino
980 Huntington Dr.
San Marino, CA 91108
(626) 281-0083

Santa Ana
2000 East Fourth St.
Suite 100
Santa Ana, CA 92705
(714) 967-7222

South El Monte
9754 East Rush St.
South El Monte, CA 91733
(626) 442-4470

South Pasadena
901 Fair Oaks Ave.
South Pasadena,
CA 91030
(626) 403-5900

Stockton
3439 Brookside Rd.
Suite 101
Stockton, CA 92519
(209) 478-4222

Tulare
256 North "K" St.
Tulare, CA 93274
(559) 688-2500

Upland
818 North Mountain Ave.
Upland, CA 91786
(909) 946-6921

Victorville
12380 Hesperia Rd., #1
Victorville, CA 92395
(760) 241-5101

Visalia
500 West Main St.
Visalia, CA 93291
(559) 636-2500

Corporate Information

CVB Financial Corp.

Directors

George Borba
Chairman of the Board
Dairy Farmer
George Borba & Son Dairy

Ronald O. Kruse
Vice Chairman of the Board
Chairman
Kruse Investment Co. , Inc.

D. Linn Wiley
Vice Chairman of the Board

Christopher D. Myers
President and Chief Executive Officer

John A. Borba
Dairy Farmer
John Borba & Sons Dairy

Robert M. Jacoby
Certified Public Accountant

James C. Seley
Partner
Seley & Company

San E. Vaccaro
Law Offices of San E. Vaccaro

Officers

Christopher D. Myers
President and Chief Executive Officer

Richard C. Thomas
Chief Financial Officer

Myrna DiSanto
Corporate Secretary

Corporate Listing

Transfer Agent
BNY Mellon Shareowner Services
400 S. Hope St., 4th Floor
Los Angeles, CA 90071
(213) 553-9726
Fax: (213) 553-9735

Stockholder Information
Stockholders may obtain, without charge, form 10-K of CVB Financial Corp. on written request to Myrna DiSanto, Corporate Secretary.

NASDAQ Listing
CVB Financial Corp. stock is listed on the NASDSQ under the symbol of CVBF. The securities listed consist of one class of common stock. As of December 31, 2010, there were 106,075,576 shares of common stock outstanding to approximately 9,000 shareholders.

Mailing Address
CVB Financial Corp.
P. O. Box 51000
Ontario, CA 91761

Street Address
701 North Haven Ave., Suite 350
Ontario, CA 91764
(909) 980-4030
(877) 422-2265
Fax: (909) 481-2130
www.cbbank.com

Copies of this annual report and interim reports are also available upon written request.
Or visit our website at **www.cbbank.com/investors.**

Member FDIC


CITIZENS
BUSINESS BANK


CVB Financial Corp.


CITIZENSTRUST

CVB Financial Corp.
Citizens Business Bank

www.cbbank.com